January 31, 2024

Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Concord Acquisition Corp III Amendment No. 2 to Registration Statement on Form S-4 Filed January 11, 2024 File No: 333-275522

Dear Mr. Dias and Ms. Purnell:

On behalf of Concord Acquisition Corp III (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-275522) (the “Registration Statement”). An electronic version of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 3, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated January 25, 2024, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

U.S. Federal Income Tax Considerations of the Conversion to the Holders of Concord III…, page 104

1.	We note your response to comment 19. Please revise your disclosure in the proxy statement/prospectus to clearly state that the disclosure is the opinion of named counsel.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amended Registration Statement.

Greenberg Traurig, LLP
www.gtlaw.com

Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

January 31, 2024

General

2.	We note your Form 8-K filed on January 25, 2024 stating that you received a notification from the New York Stock Exchange informing you that, because the number of public stockholders is less than 300, you are not in compliance with Section 802.01B of the NYSE Listed Company Manual. Please revise to disclose this notice in the proxy statement/prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62, 198 and 207 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703) 749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Jason T. Simon
Jason T. Simon, Esq.

cc:	Jeff Tuder, Chief Executive Officer, Concord Acquisition Corp III

Greenberg Traurig, LLP
www.gtlaw.com